2500, 101 – 6th Avenue SW

Calgary, AB  T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Announces Board of Director Changes

Calgary, Alberta June 1, 2006 – Gentry Resources Ltd. announces the appointment of Dean G. Prodan as a director of the company at the Annual General Meeting, May 19, 2006.  Mr. Prodan will replace George T. Hawes, who retires after serving as a director of the company since 1999.  The directors, management and employees of Gentry wish to thank Mr. Hawes for his contributions over the past seven years.

Dean Prodan graduated from the University of Saskatchewan in 1986 with a B.A. (Economics) and has over 15 years of experience in the Canadian oil and gas capital markets. From May 1987 to November 1989, Mr. Prodan was employed by RBC Dominion Securities Inc. In 1989, he joined Peters & Co. Limited where he served as an institutional broker and was part of a team responsible for advising some of the largest pension and mutual funds in North America on the Canadian oil and gas market.

In 1993, Mr. Prodan was a founding shareholder and institutional broker at FirstEnergy Capital Corp. where he stayed until 1997. Mr. Prodan is currently the portfolio manager for the Canada Dominion Resource Limited partnerships and has previously managed energy funds such as the Dominion Equity Resource Fund Inc.  An active philanthropist, Mr. Prodan also sits as Chair on the Board of Directors for the Calgary Foundation – a charitable organization whose goal is to improve the quality of life and address the critical issues facing the community of Calgary.

Commenting on the board changes, Hugh Ross, President, said: “The Board is delighted to welcome Mr. Prodan, who brings a wealth of business experience to the Company. His experience in the public oil and gas sector, both at the Board level and as a portfolio manager, will be a benefit to the Company.”

Gentry is a Calgary-based oil and natural gas company active in the exploration, development and production of crude oil and natural gas in western Canada.  The Company has grown primarily through aggressive exploration and development of its lands.  Gentry trades on the TSX under the symbol “GNY” and currently has 38,604,840 common shares outstanding.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

TSX Symbol:  GNY